Exhibit 99.1

Pyxis Tankers Announces Filing of Form 20-F for the Year Ended December 31, 2016

Maroussi, Greece, March 28, 2017 -- Pyxis Tankers Inc. (NASDAQ:PXS), an emerging growth pure play product tanker company, announced today that its Annual Report on Form 20-F for the year ended December 31, 2016 has been filed with the Securities and Exchange Commission and can be accessed on our website, www.pyxistankers.com.  Alternatively, shareholders may also request a hard copy of the annual report containing our audited financial statements, free of charge, by contacting us using the contact details provided at the end of this press release.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their "eco" features and modifications. We believe we are well positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships, and experienced management team, whose interests are aligned with those of our shareholders.

Forward Looking Statements

This press release includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements include statements about our plans, strategies, financial performance, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as  "believe," "will," "would," "focused," “positioned,” "provide," and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management team, are inherently uncertain. A more complete description of these risks and uncertainties can be found in our filings with the U.S. Securities and Exchange Commission, including in our Annual Report on Form 20-F for the year ended December 31, 2016 under the caption "Item 3. Key Information - D. Risk Factors". We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company:

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website www.pyxistankers.com

Company Contacts:

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Antonios C. Backos

Senior VP for Corporate Development & General Counsel

Tel: +30 (210) 638-0180

Email: abackos@pyxistankers.com

Source: Pyxis Tankers Inc.

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